Exhibit (m)

FORM OF SHARE PURCHASE AGREEMENT

Community Capital Trust, a Delaware business trust (the “Trust”), and Community Capital Management, Inc., a Delaware corporation (“Buyer”), hereby agree as follows:

1.       The Trust hereby offers Buyer and Buyer hereby purchases, in consideration for the payment of $1,250,000.000, 125,000 Series B, Class 1, shares of beneficial interest of the Trust representing interests in the CCM Active Income Fund for a purchase price of $10.00 per share.

2.       Buyer acknowledges that the shares purchased hereunder have not been registered under the federal securities laws and that the Trust is relying on certain exemptions from such registration requirements.  Buyer represents and warrants that it is acquiring such shares solely for investment purposes and not with a view to the distribution thereof.

3.       This Agreement shall be governed by the laws of the State of Delaware.  The Trust is a business trust organized under the laws of Delaware and under a Declaration of Trust, including any and all amendments thereto.  The obligations of “Community Capital Trust” entered into in the name or on behalf thereof by any of the Trustees, officers, employees or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, officers, employees, agents or shareholders of the Trust personally but bind only the assets of the Trust, and all persons dealing with the Trust must look solely to the assets of the Trust for the enforcement of any claims against the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 31st day of May, 2013.

(SEAL)

COMMUNITY CAPITAL TRUST

By:
Name:	Alyssa D. Greenspan
Title:	Vice President

COMMUNITY CAPITAL MANAGEMENT, INC.

By:
Name:	Todd J. Cohen
Title:	President